March 27, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	L3Harris Technologies, Inc. Registration Statement on Form S-4
(SEC File No. 333-236885) Originally Filed on March 4, 2020

Ladies and Gentlemen:

This letter is sent on behalf of L3Harris Technologies, Inc. (the “Company”) in connection with a Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) by the Company pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the Company’s proposed issuance and offer to exchange (the “Exchange Offers”) of (i) up to $500,875,000 aggregate principal amount of 4.950% Senior Notes due 2021 of the Company (the “Exchange 4.950% 2021 Notes”) for an equal principal amount of 4.950% Senior Notes due 2021 of the Company outstanding on the date hereof (the “Original 4.950% 2021 Notes”), (ii) up to $740,871,000 aggregate principal amount of 3.850% Senior Notes due 2023 of the Company (the “Exchange 3.850% 2023 Notes”) for an equal principal amount of 3.850% Senior Notes due 2023 of the Company outstanding on the date hereof (the “Original 3.850% 2023 Notes”), (iii) up to $326,529,000 aggregate principal amount of 3.950% Senior Notes due 2024 of the Company (the “Exchange 3.950% 2024 Notes”) for an equal principal amount of 3.950% Senior Notes due 2024 of the Company outstanding on the date hereof (the “Original 3.950% 2024 Notes”), (iv) up to $534,777,000 aggregate principal amount of 3.850% Senior Notes due 2026 of the Company (the “Exchange 3.850% 2026 Notes”) for an equal principal amount of 3.850% Senior Notes due 2026 of the Company outstanding on the date hereof (the “Original 3.850% 2026 Notes”), and (v) up to $917,994,000 aggregate principal amount of 4.400% Senior Notes due 2028 of the Company (the “Exchange 4.400% 2028 Notes”) for an equal principal amount of 4.400% Senior Notes due 2028 of the Company outstanding on the date hereof (the “Original 4.400% 2028 Notes”). We refer to the Exchange 4.950% 2021 Notes, the Exchange 3.850% 2023 Notes, the Exchange 3.950% 2024 Notes, the Exchange 3.850% 2026 Notes, and the Exchange 4.400% 2028 Notes collectively as the “Exchange Notes.” We refer to the Original 4.950% 2021 Notes, the Original 3.850% 2023 Notes, the Original 3.950% 2024 Notes, the Original 3.850% 2026 Notes, and the Original 4.400% 2028 Notes collectively as the “Original Notes.”

The Company is registering the Exchange Offers pursuant to the Registration Statement in reliance on the position enunciated by the staff of the Commission (the “Staff”) in Exxon Capital Holdings Corp., SEC No-action letter (May 13, 1988), Morgan Stanley & Co. Inc., SEC No-action letter (June 5, 1991), and Shearman & Sterling, SEC No-action letter (July 2, 1993). The Company represents that it has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offers and, to the best of the Company’s information and belief, each holder of Original Notes participating in the Exchange Offers will be acquiring the Exchange Notes in the ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the Exchange Notes. In this regard, the Company will make each holder of Original Notes participating in the Exchange Offers aware (through the Exchange Offers prospectus and the related letter of instruction or otherwise) that if such person is participating in the Exchange Offers for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offers, such person (1) cannot rely on the Staff’s position enunciated in the Exxon Capital SEC No-action letter or similar letters of the Staff and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the Exchange Notes, and be identified as an underwriter in the applicable prospectus. The Company acknowledges that any resale of the Exchange Notes by a holder of Original Notes participating in the Exchange Offers for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

The Company represents that with respect to any broker-dealer that participates in the Exchange Offers with respect to the Original Notes acquired for its own account as a result of market-making activities or trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Notes. In addition, the Company will include in the letter of transmittal to be executed by each participant in the Exchange Offers the following additional provisions: (1) that such person is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes; (2) that if such person is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the Exchange Offers; and (3) by acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Please call Robert J. Grammig of Holland & Knight LLP, counsel to the Company, at (813) 227-6515 if you have any questions or concerns regarding this matter.

Very truly yours,

L3HARRIS TECHNOLOGIES, INC.

By:	/s/ Scott T. Mikuen
Scott T. Mikuen
Senior Vice President, General Counsel and Secretary

cc:	Robert J. Grammig, Esq.
Holland & Knight LLP